Exhibit 4.7

SIDE indemnity agreement

This Side Indemnity Agreement (this “Agreement”) dated as of October 21, 2020 between Telesat Canada (“Telesat”) and Hank Intven, of the District of Saanich in the Province of British Columbia (the “Indemnitee”, and together with Telesat, the “Parties”, and each, a “Party”). Capitalized terms used but not defined herein have the meanings given to such terms in the Indemnity Agreement (as defined below).

RECITALS:

A.	Pursuant to an Indemnity Agreement dated October 31, 2007 between Loral Space & Communications Inc. (“Loral”), Telesat, Telesat Holdings Inc. and Telesat Interco Inc. (such Telesat entities having since amalgamated to form Telesat), and the Indemnitee, Telesat agreed to indemnify the Indemnitee in respect of liability related to the Indemnitee acting as a director or officer of Telesat and/or its Subsidiaries (the “Indemnity Agreement”). The Indemnity Agreement is attached as Exhibit A hereto.

B.	In contemplation of a rollup transaction involving Telesat and its direct and indirect shareholders (the “Rollup Transaction”), Telesat has requested that the Indemnitee act as the sole director of Telesat Corporation (an entity that will, at formation, be unrelated to Telesat but will, upon completion of the Rollup Transaction, become Telesat’s indirect parent entity) (“New Telesat”) from the time of its formation until such time as the Rollup Transaction is completed. New Telesat will be the general partner of Telesat Partnership LP (“Canadian LP”), which, similar to New Telesat, will be unrelated to Telesat at formation but will, upon completion of the Rollup Transaction, become an indirect parent entity of Telesat.

C.	Notwithstanding that Telesat, on the one hand, and New Telesat and Canadian LP, on the other hand, will not be related entities until such time as the Rollup Transaction is completed, Telesat wishes to indemnify the Indemnitee in respect of his acting as a director of New Telesat (including in its capacity as the general partner of Canadian LP) pursuant to and in accordance with the terms of the Indemnity Agreement as if New Telesat and Canadian LP were Subsidiaries of Telesat under such Indemnity Agreement.

THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Subject to paragraph 2, Telesat shall indemnify the Indemnitee in respect of his acting as a director of New Telesat (including in its capacity as the general partner of Canadian LP) pursuant to and in accordance with the terms of the Indemnity Agreement as if New Telesat and Canadian LP were Subsidiaries of Telesat under such Indemnity Agreement.

2.	Loral’s obligations as “Indemnitor” under the Indemnity Agreement shall not extend to the Indemnitee’s service as a director of New Telesat. For the avoidance of doubt, nothing in this Agreement shall relieve Loral from any of its obligations under the Indemnity Agreement.

3.	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.	This Agreement shall enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, other legal representatives, successors and permitted assigns.

5.	This Agreement may be executed in counterparts and delivered by means of facsimile, portable document format (PDF) or other electronic format, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of October 21, 2020.

TELESAT CANADA

By:	/s/ Christopher DiFrancesco
	Name:	Christopher DiFrancesco
	Title:	VP, General Counsel & Secretary

/s/ Lyndsay Green	/s/ Hank Intven
Witness	Hank Intven

EXHIBIT A

INDEMNITY AGREEMENT

(See attached)

INDEMNITY AGREEMENT

THIS AGREEMENT is made as of October 31, 2007

BETWEEN

Loral Space & Communications Inc., a corporation incorporated under the laws of the State of Delaware (the “Indemnitor”),

- and -

Telesat Canada, Telesat Holdings Inc. and Telesat Interco Inc., corporations incorporated or amalgamated under the laws of Canada (individually, a “Company” and collectively, the “Companies”),

- and -

Henry Gerard (Hank) Intven, of the City of Toronto in the Province of Ontario (the “Indemnitee”).

WHEREAS the Indemnitor has a material interest in the Companies;

AND WHEREAS the Indemnitor and the Companies have requested the Indemnitee to serve as a director or officer of the Companies and he has consented to so act provided this Agreement is entered into;

NOW THEREFORE, in consideration of the sum of $1.00 now paid by the Indemnitee to each of the Indemnitor and the Companies (the receipt and sufficiency of which are acknowledged by the Indemnitor and the Companies) and the premises and the covenants and agreements contained herein, the parties agree as follows:

ARTICLE 1 - INDEMNITY AND LIMITATION OF LIABILITY

1.01	General Indemnity

(1) Subject to Section 1.01(2), the Companies will severally, in respect of liability related to acting as a director or officer of each such Company, and jointly and severally, with respect to a Company and its direct or indirect subsidiaries in respect of liability related to acting as a director or officer of a direct or indirect subsidiary (individually, a “Subsidiary” and collectively, the “Subsidiaries”) of such Company, indemnify and save harmless the Indemnitee from and against all losses, costs, charges, damages, expenses, awards, settlements, liabilities, fines, penalties, demands and causes of action of whatever kind including all legal fees and costs on a solicitor and client basis and other reasonable professional fees (collectively, the “Claims”) to the full extent permitted by law regardless of when they arose and howsoever arising, that the Indemnitee sustains, incurs or may be subject to and which the Indemnitee would not have sustained, incurred or be subjected to if the Indemnitee had not accepted the Companies’ request to act as a director or officer of the Companies. In the event that, for any reason whatsoever, the Companies do not fully and completely indemnify the Indemnitee in accordance with the terms of this Agreement, including without limitation the provisions of this Section 1.01, 1.05 or 1.06, within 120 days of demand by the Indemnitee on the Companies, the Indemnitor shall itself indemnify the Indemnitee to the extent the Indemnitee has not been fully indemnified by the Companies. In such event, the Indemnitor shall become subrogated to the rights of the Indemnitee with respect to the right to be compensated with respect to the obligations of the Companies pursuant to this Indemnity.

(2) The indemnity provided in Section 1.01(1) will not apply unless in connection with the matter in respect of a Company or in respect of a Subsidiary which gave rise to Claims for which indemnification is sought, the Indemnitee

(i)	acted honestly and in good faith with a view to the best interests of the Company or such Subsidiary; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnitee had reasonable grounds for believing that his conduct was lawful.

(3) To the extent that a change of relevant law, whether by statute or judicial decision, permits greater indemnification than that afforded by Section 1.01(1), as limited by Section 1.01(2), it is the intent of the parties hereto that the Indemnitee shall enjoy under this Agreement the benefits afforded by any such change.

(4) The indemnity provided in Section 1.01(1) will also not apply to any proceeding initiated by the Indemnitee against any of the Companies unless it is brought to establish or enforce any right under this Indemnity Agreement.

1.02	Presumptions/Knowledge

(1) For purposes of any determination hereunder the Indemnitee will be deemed, subject to compelling evidence to the contrary, to have acted in good faith and/or in the best interests of the relevant Company. The relevant Company will have the burden of establishing the absence of good faith.

(2) The knowledge and/or actions, or failure to act, of any other director, officer, agent or employee of the relevant Company or any other entity will not be imputed to the Indemnitee for purposes of determining the right to indemnification under this Agreement.

1.03	Notice by Indemnitee

As soon as is practicable, upon the Indemnitee becoming aware of any proceeding which may give rise to indemnification under this Agreement other than a proceeding commenced by one of the Companies, the Indemnitee will give written notice to the Companies and to the Indemnitor. Failure to give notice in a timely fashion will not disentitle the Indemnitee to indemnification.

1.04	Expense Advances

(1) The Companies will, upon request by the Indemnitee, make advances (“Expense Advances”) to the Indemnitee of all amounts for which the Indemnitee seeks indemnification under this Agreement before the final disposition of the relevant proceeding. Expense Advances may include anticipated expenses. In connection with such requests, the Indemnitee will provide the Companies with a written affirmation of the Indemnitee’s good faith belief that the Indemnitee is legally entitled to indemnification, along with sufficient particulars of the expenses to be covered by the proposed Expense Advance to enable the Companies to make an assessment of its reasonableness. The Indemnitee’s entitlement to such Expense Advance will include those expenses incurred in connection with proceedings by the Indemnitee against the Companies seeking an adjudication or award pursuant to this Agreement. The Companies will make payment to the Indemnitee within 10 days after the Companies have received the foregoing information from the Indemnitee. All expenses for which indemnification is sought must be reasonable and Expense Advances must relate to expenses anticipated within a reasonable time of the request.

(2) To the extent the Companies do not provide Expense Advances to the Indemnitee as required by this Section 1.04 within 120 days of demand by the Indemnitee on the Companies, the Indemnitor shall be responsible to the Indemnitee, on demand from the Indemnitee, for providing such Expense Advances on the terms of this Section 1.04.

(3) The Indemnitee will repay to the Companies, or if provided by the Indemnitor, to the Indemnitor, all Expense Advances not actually required, and all Expense Advances if and to the extent that it is finally determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification under this Agreement. If requested by the Companies or the Indemnitor, the Indemnitee will provide a written undertaking to the Companies confirming the Indemnitee’s obligations under the preceding sentence as a condition to receiving an Expense Advance.

1.05	Indemnification Payments

With the exception of Expense Advances which are governed by Section 1.04, the Companies will pay to the Indemnitee any amounts to which the Indemnitee is entitled hereunder promptly upon the Indemnitee providing the Companies with reasonable details of the Claim. The Companies will, forthwith after any request for payment to or for an Indemnitee, seek any court approval that may be required to permit payment. The Companies will not be required to pay any amounts under this Section 1.05 to an Indemnitee if a court of competent jurisdiction has finally determined that such Indemnitee is not entitled to indemnification.

1.06	Right to Independent Legal Counsel

If the Indemnitee is named as a party or a witness to any proceeding, or the Indemnitee is questioned or any of his or her actions, omissions or activities are in any way investigated, reviewed or examined in connection with or in anticipation of any actual or potential proceeding, the Indemnitee will be entitled to retain independent legal counsel at the Companies’ expense to act on the Indemnitee’s behalf to provide an initial assessment to the Indemnitee of the appropriate course of action for the Indemnitee. The Indemnitee will be entitled to continued representation by independent counsel at the Companies’ expense beyond the initial assessment unless the parties agree that there is no conflict of interest between the Companies and the Indemnitee that necessitates independent representation.

1.07	Settlement

Neither the Companies nor the Indemnitor may negotiate or effect a settlement of claims against the Indemnitee without the consent of the Indemnitee, which consent will not be unreasonably withheld. The Indemnitee may negotiate and effect a settlement without the consent of the Companies or the Indemnitor but the Companies and the Indemnitor will not be liable for any settlement negotiated without their prior written consent, which consent will not be unreasonably withheld.

1.08	Setoff

Each of the Indemnitor and the Companies grants to the Indemnitee a right to setoff any amounts owing by the Indemnitor or the Companies, as applicable, hereunder to the Indemnitee against any amounts that the Indemnitee may owe the Indemnitor or the Companies, as applicable, from time to time.

1.09	Statutory Liability

Without limiting the generality of the provisions of Section 1.01, the parties acknowledge that the scope of the Claims to which the indemnity provided in such Section applies includes all Claims that relate to or arise from statutory liability imposed on the Indemnitee as a director or officer of the Companies.

1.10	Insurance

Unless otherwise agreed in writing between the parties, the Companies will purchase and maintain, or cause to be purchased and maintained, while the Indemnitee remains a director or officer of the Companies and after the Indemnitee ceases to be a director or officer of the Companies, directors’ and officers’ errors and omissions insurance for the benefit of the Indemnitee containing such customary terms and conditions and in such amounts as are available to the Companies on reasonable commercial terms, having regard to the nature and size of the business and operations of the Companies and their subsidiaries from time to time. In the event that the Companies do not purchase and maintain such insurance, the Indemnitor shall, upon demand by the Indemnitee, itself purchase and maintain insurance that would otherwise comply with this Section 1.04.

1.11	Income Tax

(1) Each payment made by the Indemnitor or the Companies to the Indemnitee pursuant to this Agreement will be made without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes imposed, levied, collected, assessed or withheld by or within any taxing jurisdiction, unless the Indemnitor or the Companies, as applicable, is required by law or the interpretations thereof by any relevant governmental authority to make such withholding or deduction. If the Indemnitor or the Companies do not pay, cause to be paid or remit payments due hereunder free from and clear of such taxes, then the Indemnitor or the Companies, as applicable, will forthwith pay the Indemnitee such additional amounts (the “Tax Indemnity Amounts”) as may be necessary in order that the net after taxes amount of every payment made to the Indemnitee, after provision for payment of any taxes payable by the Indemnitor or the Companies and/or the Indemnitee (including any deduction or withholding of taxes imposed, levied, collected, assessed or withheld by or within any taxing jurisdiction on or with respect to Tax Indemnity Amounts and taxes on or in respect of the receipt of Tax Indemnity Amounts), shall be equal to the amount that the Indemnitee would have received had there been no such taxes.

(2) If, as a result of any payment by the Indemnitor or the Companies pursuant to this Agreement, the Indemnitee is required to pay any taxes imposed, levied, collected, assessed or withheld by any taxing jurisdiction or if a governmental authority asserts the imposition of such taxes, then the Indemnitor or the Companies, as applicable, will, upon demand by the Indemnitee, indemnify the Indemnitee for the imposition or payment of any such taxes, whether or not such taxes are correctly or legally asserted, and for any taxes on such indemnity payments, in each case, together with any interest, penalties and expenses in connection therewith. All such amounts shall be payable by the Indemnitor or the Companies, as applicable, on demand by the Indemnitee, and shall bear interest at the prime rate from time to time in effect of Telesat Canada’s main Canadian bank plus 1% until paid by the Indemnitor or the Companies, as applicable, to the Indemnitee.

ARTICLE 2 - GENERAL

2.01	Unconditional

This Agreement is absolute and unconditional and the obligations of the Indemnitor and the Companies will not be affected, discharged, impaired, mitigated or released by (a) any extension of time, indulgence or modification that the Indemnitee may extend or make with any person making any Claim against the Indemnitee in connection with the Companies or as a director or officer of the Companies or (b) the discharge or release of the Indemnitee in any bankruptcy, insolvency, receivership or other proceedings of creditors.

2.02	Amendments

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties.

2.03	Termination

(1) Nothing in this Agreement will prevent the Indemnitee from resigning as a director or officer of the Companies at any time.

(2) The obligations of the Indemnitor and the Companies under this Agreement will continue until the later of (a) 15 years after the Indemnitee ceases to be a director or officer of the Companies and (b) one year after the final termination of all proceedings commenced within such 15-year period with respect to which the Indemnitee is entitled to claim indemnification hereunder.

2.04	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2.05	Further Assurances

Each of the Indemnitor and the Companies will from time to time execute and deliver all such further documents and instruments and do all acts and things as the Indemnitee may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement. The Indemnitor and the Companies will each use its best efforts to obtain any approval of a court required by law for the indemnification of, and the advance of moneys to, the Indemnitee in accordance with this Agreement in respect of an action by or on behalf of the Companies to procure a judgment in their favour to which the Indemnitee is made a party.

2.06	Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

2.07	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties.

2.08	Independent Legal Advice

The Indemnitor and the Companies acknowledge that they have been advised by the Indemnitee to obtain independent legal advice with respect to entering into this Agreement, that they have obtained such independent legal advice or have expressly waived such advice, and that they are entering into this Agreement with full knowledge of the contents hereof, of their own free will and with full capacity and authority to do so.

2.09	Assignment

This Agreement may not be assigned by the Indemnitor or the Companies without the written consent of the Indemnitee.

2.10	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

To the Indemnitor:

Loral Space & Communications Inc.

600 Third Avenue

New York, NY 10016

Fax No.:	(212) 338-5320
E-mail:	akatz@hq.loral.com

Attention:	Mr. Avi Katz

To the Companies:

Telesat Canada
1601 Telesat Court
Gloucester, ON K1B 5P4

Fax No.:	(613) 748-8784
E-mail:	j.lecour@telesat.ca

Attention:	Ms. Jennifer Lecour

Telesat Holdings Inc. and Telesat Interco Inc.

c/o McCarthy Tétrault LLP

Toronto-Dominion Bank Tower

66 Wellington Street West

Suite 4700

Toronto, ON M5K 1E6

Fax No.:	(416) 868-0673
E-mail:	rforbes@mccarthy.ca

Attention:	Mr. Robert Forbes

and

To the Indemnitee:

Mr. Hank Intven

Toronto-Dominion Bank Tower

66 Wellington Street West

Suite 4700

Toronto, ON M5K 1E6

Fax No.:	(416) 868-0673
E-mail:	hintven@mccarthy.ca

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

2.11	Remedies Cumulative

The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law, in equity, pursuant to contract or otherwise. No single or partial exercise by a party of any right or remedy precludes, prejudices or otherwise affects in any manner whatsoever the exercise of any other right or remedy to which that party may be entitled.

2.12	Attornment

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each party attorns to the jurisdiction of the courts of the Province of Ontario.

2.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement.

LORAL SPACE & COMMUNICATIONS INC.

By:	/s/ Avi Katz
Name: Avi Katz
Authorized Officer

TELESAT CANADA

By:	/s/ Jennifer Lecour
Name: Jennifer Lecour
Authorized Officer

TELESAT HOLDINGS INC.

By:	/s/ Jennifer Lecour
Name: Jennifer Lecour
Authorized Officer

TELESAT INTERCO INC.

By:	/s/ Jennifer Lecour
Name: Jennifer Lecour
Authorized Officer

SIGNED, SEALED AND DELIVERED		)
in the presence of:		)
)
By:	/s/ S. Rawson	)	By:	/s/ Hank Intven
	Witness	)		HANK INTVEN